# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ontrak, Inc., CIK 0001136174
CUSIP: 683373401
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 333 S. E. 2ND AVENUE, SUITE 2000, MIAMI, Florida (FL), 33131
Date of event which requires filing of this statement: 06/27/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001288478

## Reporting persons
- BIGGER CAPITAL FUND L P: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 325,000; sole dispositive power 0; shared dispositive power 325,000; aggregate amount beneficially owned 325,000 (4.59% of the class)
- Bigger Capital Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 325,000; sole dispositive power 0; shared dispositive power 325,000; aggregate amount beneficially owned 325,000 (4.59% of the class)
- District 2 Capital Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 325,000; sole dispositive power 0; shared dispositive power 325,000; aggregate amount beneficially owned 325,000 (4.59% of the class)
- District 2 Capital LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 325,000; sole dispositive power 0; shared dispositive power 325,000; aggregate amount beneficially owned 325,000 (4.59% of the class)
- District 2 GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 325,000; sole dispositive power 0; shared dispositive power 325,000; aggregate amount beneficially owned 325,000 (4.59% of the class)
- District 2 Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 325,000; sole dispositive power 0; shared dispositive power 325,000; aggregate amount beneficially owned 325,000 (4.59% of the class)
- Bigger Michael: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 650,000; sole dispositive power 0; shared dispositive power 650,000; aggregate amount beneficially owned 650,000 (9.17% of the class)

## Item 1. Issuer
Name of issuer: Ontrak, Inc.
Address of issuer's principal executive offices: 333 S. E. 2nd Avenue, Suite 2000, Miami, FL 33131

## Item 2. Person Filing
Name of person filing:
Bigger Capital Fund, LP ("Bigger Capital")

Bigger Capital Fund GP, LLC ("Bigger GP")

District 2 Capital Fund LP ("District 2 CF")

District 2 Capital LP ("District 2")

District 2 GP LLC ("District 2 GP")

District 2 Holdings LLC ("District 2 Holdings")

Michael Bigger

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
Bigger Capital Fund, LP
11700 West Charleston Blvd., #170-659
Las Vegas, NV, 89135

Bigger Capital Fund GP, LLC
11700 West Charleston Blvd., #170-659
Las Vegas, NV, 89135

District 2 Capital Fund LP
175 W. Carver Street
Huntington, NY 11743

District 2 Capital LP
175 W. Carver Street
Huntington, NY 11743

District 2 GP LLC
175 W. Carver Street
Huntington, NY 11743

District 2 Holdings LLC
175 W. Carver Street
Huntington, NY 11743

Michael Bigger
11700 West Charleston Blvd., #170-659
Las Vegas, NV, 89135
Citizenship:
Bigger Capital Fund, LP
Delaware

Bigger Capital Fund GP, LLC
Delaware

District 2 Capital Fund LP
Delaware

District 2 Capital LP
Delaware

District 2 GP LLC
Delaware

District 2 Holdings LLC
Delaware

Michael Bigger
USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of June 27, 2025, Bigger Capital beneficially owned 325,000 shares of Common Stock.

The amount does not include: (i) 716,667 shares of Common Stock issuable upon exercise of Pre-Funded Warrants, which were subject to a 9.99% beneficial ownership limitation, and (ii) 4,166,668 shares of Common Stock issuable upon exercise of Warrants, the exercise of which are subject to shareholder approval and a 4.99% beneficial ownership limitation.

Bigger GP, as the general partner of Bigger Capital, may be deemed to beneficially own the Issuer's securities described herein.

As of June 27, 2025, District 2 CF beneficially owned 325,000 shares of Common Stock.

The amount does not include: (i) 716,667 shares of Common Stock issuable upon exercise of Pre-Funded Warrants, which were subject to a 9.99% beneficial ownership limitation, and (ii) 4,166,668 shares of Common Stock issuable upon exercise of Warrants, the exercise of which are subject to shareholder approval and a 4.99% beneficial ownership limitation.

District 2, as the investment manager of District 2 CF, may be deemed to beneficially own the Issuer's securities described herein beneficially owned by District 2 CF.

District 2 GP, as the general partner of District 2 CF, may be deemed to beneficially own the Issuer's securities described herein beneficially owned by District 2 CF.

District 2 Holdings, as the managing member of District 2 GP, may be deemed to beneficially own the Issuer's securities described herein beneficially owned by District 2 CF

Mr. Bigger, as the managing member of Bigger GP and the managing member of District 2 Holdings, may be deemed to beneficially own the: (i) 325,000 shares of Common Stock beneficially owned by Bigger Capital, and (ii) 325,000 shares of Common Stock beneficially owned by District 2 CF. Does not include: (a) 716,667 shares of Common Stock issuable upon exercise of Pre-Funded Warrants, which were subject to a 9.99% beneficial ownership limitation owned by Bigger Capital, (b) 4,166,668 shares of Common Stock issuable upon exercise of Warrants, the exercise of which are subject to shareholder approval and a 4.99% beneficial ownership limitation owned by Bigger Capital, (c) 716,667 shares of Common Stock issuable upon exercise of Pre-Funded Warrants, which were subject to a 9.99% beneficial ownership limitation owned by District 2 CF, and (d) 4,166,668 shares of Common Stock issuable upon exercise of Warrants, the exercise of which are subject to shareholder approval and a 4.99% beneficial ownership limitation owned by District 2 CF.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of Bigger GP and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by Bigger Capital. Each of District 2, District 2 GP, District 2 Holdings and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by District 2 CF. The filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.
Percent of class:
The following percentages are based on 7,084,537 shares of Common Stock outstanding immediately after the offering (assuming no exercise of the Pre-Funded Warrants nor exercise of the Warrants), based upon the Issuer's Prospectus filed under Rule 424(b)(5) with the Securities and Exchange Commission on June 30, 2025.

As of June 27, 2025, (i) each of Bigger Capital and Bigger GP may be deemed to beneficially own 4.58% of the outstanding shares of Common Stock, (ii) each of District 2 CF, District 2, District 2 GP and District Holdings may be deemed to beneficially own 4.59% of the outstanding shares of Common Stock, and (iii) Mr. Bigger may be deemed to beneficially own approximately 9.17% of the outstanding shares of Common Stock. Does not include: (a) 716,667 shares of Common Stock issuable upon exercise of Pre-Funded Warrants, which were subject to a 9.99% beneficial ownership limitation owned by Bigger Capital, (b) 4,166,668 shares of Common Stock issuable upon exercise of Warrants, the exercise of which are subject to shareholder approval and a 4.99% beneficial ownership limitation owned by Bigger Capital, (c) 716,667 shares of Common Stock issuable upon exercise of Pre-Funded Warrants, which were subject to a 9.99% beneficial ownership limitation owned by District 2 CF, and (d) 4,166,668 shares of Common Stock issuable upon exercise of Warrants, the exercise of which are subject to shareholder approval and a 4.99% beneficial ownership limitation owned by District 2 CF.

Regarding Item5 below, after June 27, 2025, each of Bigger Capital and District 2 CF sold Common Stock, including all the Common Stock issuable upon the exercise of the Pre-Funded Warrants that they held. Accordingly, as of July 7, 2025, Bigger Capital holds 123,098 shares of Common Stock and Warrants to purchase 4,166,668 shares of Common Stock and District 2 CF holds 123,008 shares of Common Stock and Warrants to purchase 4,166,668 shares of Common Stock. Mr. Bigger, as of July 7, 2025 may be deemed to beneficially own the Common Stock and Warrants held by Bigger Capital and District 2 CF. As the exercise of the Warrants may not occur until after shareholder approval is obtained and are also subject to a 4.99% beneficial ownership limitation, as of the close of business on July 7, 2025, none of Bigger Capital, District 2 CF, Mr. Bigger or collectively with their affiliated entities, are the owners of at least 5.00% of the Issuer's Common Stock.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 - Joint Filing Agreement

## Signatures
- BIGGER CAPITAL FUND L P: /s/ Michael Bigger, Michael Bigger, Managing Member of Bigger Capital Fund GP, LLC, its general partner (07/07/2025)
- Bigger Capital Fund GP, LLC: /s/ Michael Bigger, Michael Bigger, Managing Member (07/07/2025)
- District 2 Capital Fund LP: /s/ Michael Bigger, Michael Bigger, Managing Member of District 2 GP LLC, its general partner (07/07/2025)
- District 2 Capital LP: /s/ Michael Bigger, Michael Bigger, Managing Member (07/07/2025)
- District 2 GP LLC: /s/ Michael Bigger, Michael Bigger, Managing Member (07/07/2025)
- District 2 Holdings LLC: /s/ Michael Bigger, Michael Bigger, Managing Member (07/07/2025)
- Bigger Michael: /s/ Michael Bigger, Michael Bigger (07/07/2025)